SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
07/01/2021


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
180,414

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
180,414


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
180,414 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.77%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
235,729

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
235,729


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
235,729 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.77%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
235,729

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
235,729


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
235,729 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.77%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed May 10, 2021. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
The filing parties intend to communicate with management.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the DEF14A filed on 5/25/2021, there were 1,845,997 shares of common stock outstanding as of 12/31/2020. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of July 9, 2021 Bulldog Investors, LLP is deemed to be the beneficial owner of 180,414 shares of NDP (representing 9.77% of NDP's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
Such shares are also beneficially owned by clients of Bulldog Investors, LLP who are not members of any group.

As of July 9, 2021, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 235,729 shares of NDP (representing 12.77% of NDP's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 180,414 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of NDP's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstetin and Dakos have shared power to dispose of and vote an additional 55,315 shares.


c) During the past 60 days the following shares of NDP were bought/Sold.

Date			Shares		 Price
6/4/2021		(1,008)		21.0000
6/8/2021		(738)		21.2100
6/18/2021		 13,000 	19.8466
6/23/2021		 5,447 		21.0000
7/1/2021		 7,100 		20.8366
7/8/2021		 5,913 		19.9224
7/9/2021		 8,510 		20.0001



d) Clients of Bulldog Investors, LLP and an account managed by Messrs. Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/12/2021

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.